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WASHINGTON NATIONAL CORPORATION
EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

Primary and Fully Diluted
(000s Omitted Except Per Share Amounts)

                                                     Three Months Ended
                                                           March 31,
                                                       1996       1995
Primary
Average Shares:
  Average common shares outstanding                    12,234     12,172
  Assumed exercise of stock options                       163         65
Total Average Shares                                   12,397     12,237

Net Income Available to Common Shareholders:
  Income before Preferred Stock dividend
    requirement                                        $5,434     $7,290
  Preferred Stock dividend requirement                    (90)       (90)

Net Income Available to Common Shareholders            $5,344     $7,200

Primary Earnings Per Share                              $0.43      $0.59

Fully Diluted
Average Shares:
  Average common shares outstanding                    12,234     12,172
  Assumed conversion of preferred stock                   269        271
  Assumed exercise of stock options                       163         65
Total Average Shares                                   12,666     12,508

Net Income Available to Common Shareholders            $5,434     $7,290

Fully Diluted Earnings Per Share                        $0.43      $0.58

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